Exhibit 1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

BCE announces intention to make a Normal Course Issuer Bid for Preferred Shares

MONTRÉAL, November 5, 2020 – BCE Inc. (BCE) today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by BCE of its intention to commence a normal course issuer bid (“NCIB”) to purchase up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the TSX (the “Preferred Shares”). The period of the NCIB will extend from November 9, 2020 to November 8, 2021, or an earlier date should BCE complete its purchases under the NCIB. BCE will pay the prevailing market price at the time of acquisition for any Preferred Shares purchased plus brokerage fees payable by BCE, and all Preferred Shares acquired by BCE under the NCIB will be cancelled.

The actual number of Preferred Shares repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out in the TSX Company Manual.

The NCIB will be conducted through a combination of discretionary transactions and purchases under an automatic securities purchase plan through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of Preferred Shares. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price.

Under the NCIB, BCE is authorized to repurchase shares of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)
R	BCE.PR.R	8,000,000	8,000,000	8,753	800,000	2,188
S	BCE.PR.S	3,513,448	3,513,448	4,881	351,344	1,220
T	BCE.PR.T	4,486,552	4,486,552	3,868	448,655	1,000
Y	BCE.PR.Y	8,081,491	8,081,491	7,784	808,149	1,946
Z	BCE.PR.Z	1,918,509	1,918,509	1,902	191,850	1,000
AA	BCE.PR.A	11,398,396	11,398,396	9,340	1,139,839	2,335
AB	BCE.PR.B	8,601,604	8,600,154	11,743	860,015	2,935
AC	BCE.PR.C	10,029,691	10,029,691	9,299	1,002,969	2,324
AD	BCE.PR.D	9,970,309	9,970,309	10,846	997,030	2,711
AE	BCE.PR.E	6,515,313	6,515,313	7,795	651,531	1,948
AF	BCE.PR.F	9,484,687	9,484,687	7,777	948,468	1,944
AG	BCE.PR.G	4,985,351	4,985,351	4,563	498,535	1,140
AH	BCE.PR.H	9,014,649	9,014,649	7,623	901,464	1,905
AI	BCE.PR.I	5,949,884	5,949,884	5,211	594,988	1,302
AJ	BCE.PR.J	8,050,116	8,050,116	5,542	805,011	1,385

Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)
AK	BCE.PR.K	22,745,921	22,745,921	19,538	2,274,592	4,884
AL	BCE.PR.L	2,254,079	2,254,079	1,035	225,407	1,000
AM	BCE.PR.M	9,546,615	9,546,615	6,393	954,661	1,598
AN	BCE.PR.N	1,953,385	1,953,385	1,153	195,338	1,000
AO	BCE.PR.O	4,600,000	4,600,000	4,175	460,000	1,043
AQ	BCE.PR.Q	9,200,000	9,200,000	7,128	920,000	1,782

(1)	As of November 4, 2020.
(2)	For the 6 months ended October 31, 2020.
(3)	Represents approximately 10% of the public float in respect of each series of Preferred Shares.
(4)

Represents the maximum number of shares of each series of Preferred Shares that may be purchased over the TSX (or alternative trading systems in Canada, if eligible) during the course of one trading day. This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

BCE has not repurchased any of its Preferred Shares under a normal course issuer bid in the past 12 months.

BCE will enter into an automatic securities purchase plan (“ASPP”) with a designated broker in relation to the normal course issuer bid on or about the commencement date of the NCIB. The ASPP will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when BCE ordinarily would not be active in the market due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of these periods, the Preferred Shares will be repurchased by BCE at its discretion under the NCIB.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release constitute forward-looking statements, including, but not limited to, statements relating to potential future purchases by BCE of its Preferred Shares pursuant to the NCIB and ASPP. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. There can be no assurance that BCE will repurchase all or any of the numbers of Preferred Shares referred to in this news release that are subject to the NCIB. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the potential future purchases of Preferred Shares by BCE pursuant to the NCIB and ASPP referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information on assumptions and risks underlying forward-looking statements made in this news release, please consult BCE’s Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2020 and 2019 dated November 4, 2020 filed by BCE with the Canadian securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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